Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc”, the “Company”, “we” or “our”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:	Date of Material Change

January 17, 2023

Item 3:	News Release

A news release announcing the material change was issued on January 17, 2023 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On January 17, 2023, the Company announced that it had entered into a definitive agreement (the “Arrangement Agreement”) with Shockwave Medical, Inc. (“Shockwave”), whereby Shockwave has agreed to acquire all of the issued and outstanding common shares (the “Common Shares”) of the Company (the “Transaction”).

Item 5:	Full Description of Material Change

On January 17, 2023, the Company announced that it had entered the Arrangement Agreement with Shockwave, whereby Shockwave has agreed to acquire all of the issued and outstanding Common Shares pursuant to a Plan of Arrangement (as defined below).

Under the terms of the Arrangement Agreement, Neovasc shareholders will receive US$27.25 per Common Share in cash upfront on completion of the Transaction, corresponding to an enterprise value of approximately US$100 million, plus deferred payments of up to approximately US$47 million on the achievement of future regulatory milestones in the form of a contingent value right (“CVR”) per Common Share to receive payment upon final FDA premarket approval to market the Neovasc Reducer™ (the “Reducer”) in the United States for treatment of angina (the “Milestone”). Each CVR will pay: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. The upfront cash consideration represents a premium of 27% and 68% to the closing price and 30-day volume-weighted average price (“VWAP”), respectively, of the Common Shares on the Nasdaq Capital Market on January 13, 2023.

Details of the Transaction

The Transaction will be implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act and will require approval of at least: (i) 66 2/3% of the votes cast by the holders of Common Shares; and (ii) approval by such holders excluding Common Shares held by certain “interested parties” in accordance with Multilateral Instrument 61-101, at a special meeting of Company shareholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by Company shareholders, the Transaction is also subject to receipt of court approval, and other customary conditions for transactions of this nature. The Transaction is expected to be complete in the first half of 2023.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of the Company and a right for Shockwave to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of US$3.824 million, payable by the Company under certain circumstances (including if the Arrangement Agreement is terminated in connection with the Company accepting a Superior Proposal). The directors and senior officers of the Company and Strul Medical Group LLC (“Strul”), owning in aggregate approximately 9.23% of the Company's voting securities, have entered into voting support agreements, pursuant to which they have agreed to vote all of the securities they own or control in favour of the Transaction. Pursuant to Strul’s voting and support agreement (the “Strul Voting Support Agreement”), Strul has also agreed, among other things, (i) to convert into Common Shares at the conversion price of US$25.00, the Restated Senior Secured Convertible Note issued by the Company to Strul with an initial principal amount of US$13,000,000, immediately prior to the effective time of the Transaction, (ii) that it shall be entitled to exercise its right to have the Company purchase certain warrants to acquire Common Shares held by Strul for a cash amount equal to the value thereof, and (iii) that certain out of the money warrants to acquire Common Shares held by Strul shall terminate at the effective time of the Transaction.

Neovasc Board of Directors and Special Committee Recommendations

A special committee comprised entirely of independent directors of the Company (the “Special Committee”) and advised by its financial advisor and by counsel unanimously recommended entering into the Arrangement Agreement to the board of directors of Neovasc (the “Board”). The Board has evaluated the Arrangement Agreement with the Company's management, legal and financial advisors and, following the receipt and review of the unanimous recommendation from the Special Committee, the Board has unanimously approved the Transaction and determined that the Transaction is in the best interest of the Company. The Board has resolved to recommend that the Company's shareholders vote in favour of the Transaction, all subject to the terms and conditions contained in the Arrangement Agreement.

Advisors and Counsel

Piper Sandler & Co. is acting as exclusive financial advisor to Neovasc and Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as Canadian and U.S. legal counsel to Neovasc, respectively. Perella Weinberg Partners is acting as exclusive financial advisor to Shockwave and Fenwick & West LLP and Davies Ward Phillips & Vineberg LLP are acting as U.S. and Canadian legal counsel to Shockwave, respectively.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of January 18, 2023.

Cautionary Note Regarding Forward-Looking Information and Statements

This material change report contains “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the proposed timing and completion of the Transaction; the amounts potentially payable under the CVRs; the achievement of the Milestones within the payment timeline; approval of the Transaction by Neovasc shareholders at the Special Meeting; the satisfaction of the conditions precedent to the Transaction; timing, receipt and anticipated effects of court and other consents and approvals.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks that a condition to closing of the Transaction may not be satisfied; risks that the requisite shareholder approval, court or other applicable approvals for the Transaction may not be obtained or be obtained subject to conditions that are not anticipated; risks around the Company or Shockwave's ability to reach the Milestones within the payment timeline; risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of Common Shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the “Risk Factors” section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether because of new information, future events or otherwise, except as required by law.